May 16, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cara Lubit / Robert Klein,

Division of Corporation Finance, Office of Finance

Re:	DeFi Development Corp. (f/k/a/ Janover Inc.) Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-41748

Dear Ladies and Gentlemen:

On behalf of our client, DeFi Development Corp. (f/k/a/ Janover Inc.) (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 13, 2025 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Original 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures, page 67

1.	You disclose that you did not provide management’s assessment of internal control over financial reporting (“ICFR”) due to a transition period established by the Commission. Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your second Form 10-K. Accordingly, please amend your Form 10-K to include management’s report on ICFR as of December 31, 2024, which should comply with the requirements of Item 308(a) of Regulation S-K. As it relates to your assessment, we note your disclosure concluding ineffectiveness of disclosure controls and procedures and the existence of a material weakness. The amended filing should also include updated and complete certifications pursuant to Item 601(b)(31), including ICFR language, and Item 601(b)(32) of Regulation S-K. For example, we note that your currently filed certifications omit certification 4(b) of Item 601(b)(31). In addition, ensure compliance in your future filings on both Forms 10-K and 10-Q. To the extent needed, please also refer to the Division of Corporation Finance: Sarbanes- Oxley Act of 2002 - Frequently Asked Questions pertaining to Section 302.

Company Response. The Company acknowledges the Staff’s comment and advises the Staff that the Company has concurrently filed Amendment No. 1 on Form 10-K/A to amend its Original 10-K to address the Staff’s comment.

The Company further advises the Staff that the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 contains disclosure and certifications consistent with the Staff’s comment, and the Company will ensure compliance in its future filings on Forms 10-K and 10-Q.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 838-1310 or Joseph Onorati, Chief Executive Officer to the Company at (408) 256-0347.

Very truly yours,

/s/ Ross Carmel, Esq.
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	Joseph Onorati, CEO DeFi Development Corp.